

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Justin De Four
Chief Executive Officer
Blue Heaven Coffee, Inc.
304 South Jones Boulevard
Unit 8925
Las Vegas, NV 89107

   Re: Blue Heaven Coffee, Inc.
     Offering Statement on Form 1-A
     Filed May 11, 2023
     File No. 024-12248

Dear Justin De Four:

   This is to advise you that we do not intend to review your offering statement.

   We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services

cc: Eric Newlan